UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

   M. Mahmud Awan, Ph. D.                          Paul Bork, Esq.
   TechMan International Corporation               Hinckley, Allen & Snyder
   240 Sturbridge Road                             28 State Street
   Charlton City, Massachusetts 01506              Boston, Massachusetts  02109
   (508) 248-3211                                  (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 17, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 142,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 142,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  142,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 11.1%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1. Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998,
Amendment  No. 4 dated  June 15,  1998,  Amendment  No. 5 dated  June 19,  1998,
Amendment No. 6 dated July 6, 1998, Amendment No. 7 dated July 7, 1998, Amendment No. 8 dated July 10, 1998, Amendment No. 9 dated July 14, 1998, and Amendment No. 10 dated August 11, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

     "On August 13, 1998, the Massachusetts Superior Court, Middlesex County, entered a Memorandum of Decision and Order dismissing the Plaintiffs' Complaint for Civil Contempt, relating to the readoption on June 24, 1998 of resolutions effecting a staggering of the Board of Directors. Despite finding that (i) "the defendants TCC, Guild, Briskin, Lake and Peoples knowingly and intentionally circumvented the order of June 9, 1998" (enjoining a prior to attempt to stagger the Board) and (ii) "the votes taken on June 24th were identical to those which had been taken on April 30th" (and enjoined), the Court held the defendants' conduct questionable but not contemptuous. (A copy of the Memorandum of Decision and Order on Plaintiffs' Complaint for Contempt is attached hereto as Exhibit 10 and incorporated by reference herein.)

     On August 17, 1998, Mr. Phalon and Dr. Awan filed a motion to extend the order of June 9, 1998 and related injunction to invalidate and enjoin from implementation the June 24, 1998 vote of the Board to "re-adopt" a staggered board. The Plaintiffs also filed an emergency motion for leave to amend their complaint to include the purported "re-adoption" of a staggered board on June 24, 1998. The Plaintiffs also filed a motion for a deadline and sanctions against the defendants and their counsel for failure to produce the internal investigative report (the "Slavitt Report") concerning past misdeeds by certain officers and directors of the Issuer, despite the Court order of August 12, 1998 granting the Plaintiffs' motion to so produce. On August 17, 1998, the defendants filed a notice of appeal of the Court's August 12th order and a motion for stay of the order pending appeal. A hearing on the motions of the Plaintiffs and the defendants is scheduled for August 19, 1998. (Copies of the Amended Complaint and the Order compelling production of the Slavitt Report are attached hereto as Exhibits 11 and 12, respectively, and are incorporated by reference herein.)"

Item 7.  Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

                              "Schedule of Exhibits
        Exhibit 10 Memorandum of Decision and Order on Plaintiffs' Complaint for Contempt entered August 13, 1998
        Exhibit 11               Amended Complaint dated August 17, 1998
        Exhibit 12 Order compelling production of the Slavitt Report dated August 12, 1998"

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 18, 1998             /s/      *
                                   M. Mahmud Awan



                                   /s/ Philip A. Phalon
                                   Philip A. Phalon



                                   /s/      *
                                   Robert B. Bregman



                                   /s/      *
                                   William C. Martindale, Jr.



         */s/ Philip A. Phalon
         Philip A. Phalon
         Attorney - in - Fact

                                                                      EXHIBIT 10
                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                                     CIVIL ACTION
                                                                   No. 98-2533


                             PHILIP A. PHALON et al.
                                   Plaintiffs

                                       vs.

                   TECHNICAL COMMUNICATIONS CORPORATION et al.
                                   Defendants

                       MEMORANDUM OF DECISION AND ORDER ON
                       PLAINTIFF'S COMPLAINT FOR CONTEMPT

================================================================================


     This matter came before the court on the complaint of the plaintiffs Philip
A. Phalon and M. Mahmud Awan that the defendants Technical Communications Corporation ("TCC"), Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas E. Peoples be held in contempt of this court's order dated June 9, 1998. The order enjoined them from implementing a vote taken by a majority of the Directors of TCC on April 30, 1998, electing that TCC be subject to the provisions of G. L. c. 156B, ss.50A and restructuring the terms of the members of the Board of Directors to staggered terms. It is alleged that the defendants violated the order of June 9, 1998, by a vote taken on June 24, 1998 identical to that which was the subject of the court's order. The defendants have denied that they (or any of them) violated the order of June 9, 1998. The defendants Lerner, Lessard, Guild and McCalmont have also moved to dismiss the complaint for contempt. An evidentiary hearing was held on August 11, 1998.

                                Findings of Fact

     Based upon the evidence presented and reasonable inferences thereon, the court makes the following findings of fact:

     On April 30, 1998, a majority of the Board of Directors of TCC voted to elect that TCC be subject to G. L. c. 156B, ss.50A and that the terms of members of the Board of Directors be staggered. A majority of the Directors voted to adopt By-Law amendments adopting a classified Board of Directors with three classes of Directors whose staggered three year terms would expire in 1998, 1999 and 2000 respectively. As a result of that vote, the plaintiffs1 filed this action challenging inter alia the April 30th vote electing that TCC be subject to G. L. c. 156B, ss.50A. After hearing, this court entered a preliminary injunction which provided in pertinent part:

                  The defendants shall be enjoined from
                  implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of G. L. c. 156B, ss.50A and restructuring the terms of the Board of Directors to staggered terms.

The defendants filed a petition for relief from that order pursuant to G. L. c. 231, ss.118. The petition was denied on June 18, 1998 (Perretta, J.).

     On June 22, 1998, the defendant Guild, Chief Executive Officer and Chairman of the Board of Directors of TCC, issued a notice of a special meeting to be held on June 24, 1998 at 5:30 p.m. According to the notice, directors had the option of attending the meeting in person or by telephone conferencing. The Notice included the following statement:

                  To consider the Company's status pursuant to
                  G. L. c. 156B, ss.50A, and any other actions necessary in relation to such statute. For the purposes of this meeting, the following directors will abstain from any vote: Carl Guild, Herbert Lerner, Robert Lessard, Arnold McCalmont.

     On June 24, 1998 at 5:30 p.m., the meeting was held. Only the defendant Guild was physically present. The plaintiff Phalon, a member of the Board, participated by telephone. The defendants Briskin, Lake and Peoples participated by telephone. The defendants Briskin, Lake and Peoples were elected as members of the Board at the meeting held on April 30, 1998. They had not participated in the vote which was the subject of the order of June 9, 1998. However, each of the three defendants knew of the existence of the injunction and its terms.

     A quorum was declared and the meeting called to order. After a preliminary vote concerning waiver of director fees, the plaintiff Phalon objected to the meeting on three grounds: 1) the notice was defective and not in conformity to the By-Laws, 2) there were an insufficient number of directors for a quorum, and
3) any director voting to implement G. L. c. 156B, ss.50A would be in contempt of the court's order of June 9, 1998. Upon motions of the defendant Briskin, seconded by the defendant Peoples, the defendants Briskin, Lake and Peoples voted to elect that TCC be subject to the provisions of G. L. c. 156B, ss.50A and to amend the By-Laws to provide for three classes of directors with staggered three year terms. The plaintiff Phalon voted against. The defendant Guild abstained.

     The votes taken on June 24th were identical to those which had been taken on April 30th. On June 28, 1998, the defendants moved for clarification of the order of June 9, 1998 in light of the vote taken on June 24th.

     Although the plaintiff Phalon asserted that each of the three defendants voting on June 24th was acting on behalf of the defendant McCalmont, there was no evidence to support that claim. Phalon's sole basis for asserting that the defendants Briskin, Lake and Peoples were "beholden" to McCalmont was their "misplaced" or "inappropriate" loyalty to McCalmont as reflected by their votes on June 24th. There was no evidence that McCalmont, Lerner, Lessard or Guild influenced Briskin, Lake or Peoples to vote as they did. The defendants Briskin, Lake and Peoples were advised with respect to the vote proposed for the June 24th meeting by Attorney Eliot Slavett, their counsel of record in this action.

                                   Discussion

     Based upon the evidence presented, it is clear that the defendants TCC, Guild, Briskin, Lake and Peoples knowingly and intentionally circumvented the order of June 9, 1998. Guild did so by calling a meeting to hold the new vote to elect that TCC be subject to ss.50A; Briskin, Lake and Peoples did so by voting. The votes were the result of a deliberate and conscious strategy based upon a narrow literal construction of the temporary injunction. The court makes no finding based upon the record presented whether the defendants Briskin, Lake and/or Peoples were "independent" directors acting in accordance with their fiduciary duty to the corporation and its' stockholders rather than as directors taking advantage of their official position to manipulate the corporation in order to secure or perpetuate their control. See Andersen v. Albert & J.M. Anderson Mfg. Co., 325 Mass. 343, 347 (1950). Nor does the court make any finding as to the propriety of TCC electing to become subject to the provisions of ss.50A in the context presented. The court confines itself to the narrow issue presented, i.e. whether the conduct of the defendants constituted contempt of the June 9th order.2

     "To constitute civil contempt [as is alleged here], there must be a clear and undoubted disobedience of a clear and unequivocal command." Manchester v. Department of Envtl. Quality Eng'g, 381 Mass. 208, 212 (1980), quoting United Factory Outlet, Inc. v. Jay's [403 Mass. 735] Stores, Inc., 361 Mass. 35, 36
(1972)." Peggy Lawton  Kitchens,  Inc. v. Hogan,  403 Mass. 732, 734-735 (1989).
See also Demoulas v. Demoulas Supermarkets, Inc., 424 Mass. 501, 565 (1997). "Civil contempt is a means of securing for the aggrieved party the benefit of the court's order. See Godard v. Babson-Dow Mfg. Co., 319 Mass. 345, 347 (1946). It can be used as an enforcement mechanism only if the underlying order is sufficiently clear, so that the party to be bound is provided with adequate notice of the required or prohibited activity. [citations omitted]" Demoulas Supermarkets, Inc., 424 Mass. at 565-566. To determine whether the command is clear and unequivocal, the court "must focus primarily on the language of the injunction." Peggy Lawton Kitchens, Inc. v. Hogan, 403 Mass. at 734. The injunction provided:

                  The defendants shall be enjoined from
                  implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of G. L. c. 156B, ss.50A and restructuring the terms of the Board of Directors to staggered terms.

     The votes of June 24th indirectly accomplished that which had been prohibited by the June 9th order. However, the June 9th order did not expressly prohibit other members of TCC's board from adopting the votes in issue. To construe the injunction to prohibit such future votes would extend the language of the injunction beyond its express terms. In the context of a complaint for contempt, that would be inappropriate. See Peggy Lawton Kitchens, Inc. v. Hogan, supra. Although questionable, the conduct of the defendants was not contemptuous.

                                      Order

     Therefore, the court orders that the plaintiffs' Complaint for Contempt be DISMISSED. Each party shall bear their own costs and fees.

                                                   /s/ Regina L. Quinlan
                                                   Regina L. Quinlan
                                                   Justice of the Superior Court

Date:  August 12, 1998


_____________________

1 Prior to the April 30th meeting, the plaintiffs Phalon and Awan had filed a notice with the Securities and Exchange Commission that they were forming a group to consider a proxy contest to replace a majority of TCC's board.

2 As noted, at the meeting of June 24th, the plaintiff Phalon advanced three objections. The court declines to make any findings or rulings concerning the sufficiency of the notice or the quorum issues. The court has previously denied the defendant's Motion for Reconsideration seeking after-the-fact court ratification of the June 24th vote. That issue may more appropriately be addressed by the stockholders, see By-Laws Article V, ss.8, or after a trial on the merits of this action.

                                                                      EXHIBIT 11


                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-02553

_______________________________
                               )
PHILIP A. PHALON, and          )
M. MAHMUD         AWAN,        )
                               )
         Plaintiffs,           )
                               )
v.                             )
                               )
TECHNICAL COMMUNICATIONS       )
CORPORATION, ARNOLD MCCALMONT, )
HERBERT A. LERNER, ROBERT T.   )
LESSARD, CARL H. GUILD,        )
MITCHELL B. BRISKIN, DONALD    )
LAKE, and THOMAS B. PEOPLES,   )
                               )
         Defendants.           )
_______________________________)

                                AMENDED COMPLAINT
                                  Introduction

     This is an action to enjoin the unlawful conduct of Defendants, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake, and Thomas B. Peoples in (i) breaching their fiduciary duties to the stockholders of the Defendant, Technical Communications Corporation ("TCC") by engaging in self-dealing transactions; (ii) engaging in a cover up of wrongful and possibly fraudulent or criminal conduct by certain TCC officers and directors; (iii) intentionally obstructing the Plaintiffs' efforts to communicate with other TCC stockholders regarding the affairs of TCC; and
(iv) illegally acting to entrench themselves as TCC's Board of Directors. The Plaintiffs seek mandatory injunctive relief under Massachusetts and federal law requiring the Defendants to provide them with a list of all stockholders of TCC. The Plaintiffs also seek an order rescinding and invalidating certain actions taken by the Defendants McCalmont, Guild, Lessard, and Lerner, a majority of TCC's Board of Directors, at meetings held on April 30, 1998 and June 24, 1998, and a declaration that the amendments to TCC's By-Laws adopted at that meeting are null and void.

                                     Parties

     1. The Plaintiff, Philip A. Phalon ("Phalon"), is an individual whose business address is 40 Salem Street, Lynnfield, Essex County, Massachusetts. He is a director of TCC and the holder of approximately 500 shares of common stock, par value $.10 per share, of TCC ("TCC Shares") and options to purchase an additional 1,750 TCC shares.

     2. The Plaintiff, M. Mahmud Awan ("Awan"), is an individual whose business address is 240 Sturbridge Road, Charlton City, Worcester County, Massachusetts. He owns directly and indirectly through a wholly owned corporation approximately 132,000 TCC Shares.

     3. The Defendant, TCC, is a Massachusetts corporation with a principal place of business at 100 Domino Drive, Concord, Middlesex County, Massachusetts. TCC is in the business of providing secure telecommunications and encryption systems. TCC is a public company whose shares are traded on the Nasdaq Stock Market. At September 27, 1997 the end of TCC's most recent fiscal year, approximately 1,283,000 TCC Shares were outstanding. Upon information and belief, TCC's stockholders are resident in several states.

     4. Defendant, Arnold McCalmont, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director and stockholder of TCC.

     5. Defendant, Herbert A. Lerner, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director, Chief Financial Officer, the Treasurer and a stockholder of TCC.

     6. Defendant, Robert T. Lessard, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     7. Defendant, Carl H. Guild, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC, Chairman of the Board, and TCC's Chief Executive Officer.

     8. Defendant, Mitchell B. Briskin, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     9. Defendant, Donald Lake, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     10. Defendant, Thomas E. Peoples, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

                             Jurisdiction and Venue

     11. This court has jurisdiction over the dispute between the parties pursuant to M.G.L. c. 212 section 4, c. 214 section 1, c. 231A section 1, and c. 156B section 32.

     12. This court is the proper venue for this action pursuant to M.G.L. c. 223 section 1.

                                Background Facts

     13. At least since the time TCC became a public company, Arnold McCalmont, the company's founder, has effectively controlled TCC's board. His control has been so pervasive that he was able to secure for his son, James McCalmont, a position as a TCC director and senior officer. He was also able to secure for his son, Marc McCalmont, a position at TCC, and to arrange for TCC to make substantial cash investments in Net2Net Corporation, a business founded by Stephen A. McCalmont, another of his sons. Arnold McCalmont has seen to it that TCC's directors, other than Phalon, are beholden to him, willing and able to acquiesce to his preferences in connection with the management of TCC's business affairs, thus assuring his control.

     14. TCC's Board of Directors, controlled by Arnold McCalmont, is currently attempting to continue to pilfer from TCC's treasury at the expense of TCC's stockholders, by entering into certain contracts with themselves and a wasteful severance agreement with James McCalmont, whose resignation came under a cloud of legal scrutiny of his actions as an officer of TCC. These actions constitute such egregious waste as to be a breach of the duty of loyalty owed by McCalmont, Guild, Lessard, and Lerner to TCC and its stockholders.

     15. In 1997, Phalon became aware that the law firm of Gadsby & Hannah ("G&H") had been retained by TCC to investigate whether certain individual officers, directors, and employees of TCC had engaged in conduct violative of federal law, in connection with certain international sales projects.

     16. Upon information and belief, G&H conducted a lengthy investigation during November and December of 1997 and compiled a report (the "Slavitt Report") on its investigation which included recommendation of actions to be taken by or on behalf of TCC. This report was made available to the Board of Directors and discussed in detail with representatives of G&H at a board meeting held on January 8, 1998 at G&H, at which Phalon was present. Some of the findings and recommendations contained in the Slavitt Report are more fully described in the Affidavit of Phalon, attached hereto as Exhibit A (hereinafter the "Phalon Affidavit"). Neither the Slavitt Report nor its contents were made available to TCC's stockholders.

     17. The information contained in the Slavitt Report raised serious concerns regarding possible illegal and otherwise wrongful conduct by certain TCC officers and directors, particularly James McCalmont, who resigned as a Director, Officer and employee following the January 8, 1998 meeting, Defendant Arnold McCalmont, and Defendant Herbert Lerner.

     18. The Slavitt Report contained the recommendations of G&H that the Defendants take certain actions to address the wrongful conduct uncovered by the investigation, and obtain restitution from James McCalmont and Arnold McCalmont for the benefit of TCC and its stockholders.

     19. Phalon reviewed the Slavitt Report. At the conclusion of the meeting, G&H collected from the TCC directors and officers all copies of the Slavitt Report for purpose of shredding them. Evan M. Slavitt, the G&H lawyer who authored the Slavitt Report, advised the directors that all paper copies would be destroyed and that the document would only be retrievable from G&H's computer system.

     20. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner (hereinafter referred to as the "McCalmont Group") declined to implement the recommendations contained in the Slavitt Report.

     21. Subsequently, as more fully described in the Phalon Affidavit, the individual Defendants have intentionally endeavored to conceal the results of the investigation conducted by G&H and the Slavitt Report from the Plaintiffs and TCC's stockholders, in derogation of the recommendations of the Slavitt Report. The McCalmont Group at Arnold McCalmont's insistence have also authorized and directed TCC to enter into illegal transactions with James McCalmont and Carl Guild, having the effect of transferring assets from TCC by submitting to James McCalmont's demand for an improper indemnity agreement, and also by providing Carl Guild with a lucrative employment arrangement involving excessive stock options and salary.

     22. The McCalmont Group terminated the employment of TCC's Chief Financial Officer, Graham Briggs, on January 14, 1998, for refusing to execute a confidentiality agreement regarding the Slavitt Report and for refusing to participate in the effort to cover up self-dealing sponsored by Defendants McCalmont, Guild, Lessard, and Lerner.

     23. Following the January 14, 1998 board meeting, Mr. Phalon informed the McCalmont Group that he would not stand for reelection with them, and that he would consider supporting an opposition slate for election as directors.

     24. The McCalmont  Group  terminated  the  employment  of TCC's  President,
Roland S. Gerard, on February 13, 1998, for refusing to participate in the effort to cover up the wrongful conduct described in the Slavitt Report and the self-dealing transactions sponsored by the Defendants McCalmont, Guild, Lessard, and Lerner.

          Formation of Shareholder Response

     25. On April 3, 1998, the Plaintiffs, together with two other TCC stockholders, Robert B. Bregman, and William C. Martindale, Jr., filed a Joint Statement on Schedule 13D with the Securities Exchange Commission ("SEC") in which they disclosed beneficial ownership in excess of 5% of TCC's then outstanding shares and that they had formed a "group" (the "Group") within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C., section 78(d)(3). At that time, the Group disclosed that it was considering the costs and benefits of conducting a proxy contest to replace a majority of TCC's Board of Directors with nominees selected by the Group, in response to certain business and financial problems plaguing TCC.

     26. At the time it filed the Joint Statement on Schedule 13D, the Group, in the aggregate, beneficially owned 197,228 TCC Shares representing approximately 15.4% of the outstanding TCC Shares.

         Stockholder List Demand

     27. Pursuant to M.G.L. c. 156B section 32 and Article V(6) of TCC's By-Laws, TCC is required to maintain and to make available for inspection for any proper purpose its stock and transfer records, including the names, record address, and amount of stock held by each stockholder.

     28. In furtherance of his objective to communicate with other TCC stockholders in connection with evaluating the costs and benefits of conducting a proxy contest to elect the Group's nominees as directors at the 1998 Annual Meeting, Mr. Phalon made a written demand (the "Demand Letter") to TCC on April 8, 1998, pursuant to M.G.L. c. l56B, section 32 and principles of equity and common law, to inspect TCC's stock and transfer records. A true and accurate copy of the Demand Letter is attached hereto as Exhibit B. As set forth in the Demand Letter, its purpose "is to enable [Mr. Phalon] to identify and communicate with [his] fellow stockholders on matters relating to their investment in the Company and the affairs of the Company."

     29. Among the items requested by Mr. Phalon in the Demand Letter was a list of TCC's stockholders (the "Stockholder List"), and a list of non-objecting beneficial owners (the "NOBO List") which is available to TCC from brokers and dealers and from banks pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act. The NOBO List would include the names of those beneficial owners of TCC stock, whose stock is held in "street" name by a broker, financial institution or other fiduciary, and who do not object to their names being disclosed. Mr. Phalon also requested that he be permitted to inspect the following: (i) a complete list of TCC's stockholders as of the close of business on April 1, 1998, and any later record date established for the next Annual Meeting of Stockholders; (ii) a magnetic computer tape list of the holders of TCC's Shares as of April 1, 1998 and such Record Date; (iii) all daily transfer sheets showing changes in the list of TCC's stockholders from April 1, 1998 and such Record Date to and including the date of the next Annual Meeting; (iv) all information in TCC's possession concerning the number and identity of the actual beneficial owners of TCC's Shares; and (v) a listing as of April 1, 1998 and such Record Date of all stockholders owning 1,000 or more TCC Shares arranged in descending order (collectively items (ii)-(v) are hereinafter referred to as the "Related Materials").

     30. Mr. Phalon's purpose in obtaining the Stockholder List, the NOBO List, and the Related Materials is to permit him to communicate directly, more expeditiously and more effectively with fellow TCC stockholders. Mr. Phalon does not seek to secure this stockholder list information for the purpose of selling the information or for any reason other than in his interest as a stockholder with respect to the affairs of TCC.

     31. On April 13, 1998, TCC's clerk replied to Mr. Phalon, stating only that TCC was "considering how to best accommodate the scope and purpose of [Phalon's] request under both federal and Massachusetts law and will respond shortly."

     32. On April 24, 1998, more than two weeks after Mr. Phalon first demanded access to the Stockholder List, the NOBO List, and the Related Materials, G&H forwarded to Plaintiffs' counsel, a proposed Confidentiality and Nondisclosure Agreement (the "Confidentiality Agreement"). Neither the Confidentiality Agreement nor the accompanying letter from TCC's counsel responded to Mr.
Phalon's requests for the Stockholder List, the NOBO List, or the Related Materials. A true and accurate copy of this Confidentiality and Nondisclosure Agreement and the cover letter from G&H is attached hereto as Exhibit C.

     33. The Confidentiality Agreement represented an improper restriction on Mr. Phalon's access to the Stockholder List, well beyond the statutory confidentiality and nondisclosure requirements imposed upon stockholders. In particular, TCC insisted that Mr. Phalon not transfer or disseminate such list, even to other TCC stockholders, unless the Confidentiality Agreement was signed by the party to whom the list would be disclosed, and the signature page first returned to G&H, notwithstanding that Mr. Phalon agreed to use the list solely in the interest of himself as a stockholder, relative to the possible solicitation of written proxies. The Confidentiality Agreement also sought to impose upon Mr. Phalon liability for any and all costs, expenses, and attorneys fees incurred by TCC in connection with any dispute with Mr. Phalon relative to the Stockholder List.

     34. On April 29, 1998, Mr. Phalon's counsel responded to G&H, indicating that while Mr. Phalon was fully prepared to honor all lawful requirements with respect to his use of the Stockholder List and Related Materials, Mr. Phalon would not agree to otherwise restrict his use of the list as proposed by TCC.

     35. The Defendants have not provided the Plaintiffs with access to the Stockholder List, the NOBO List, or the Related Materials or made the appropriate acknowledgments required under Rule 14a-7, promulgated under the Exchange Act.

     36. Upon information and belief, TCC caused the Confidentiality Agreement to be forwarded to Plaintiffs' counsel for the purpose of delaying production of the Stockholder List, the NOBO List, and the Related Materials, and in order to illegally interfere with the Plaintiffs' ability to communicate with other TCC stockholders regarding the affairs of TCC in violation of Massachusetts and federal law.

          Demand For Annual Meeting

     37. Pursuant to Article I(1) of TCC's By-Laws, the annual meeting of stockholders (the "Annual Meeting") must be held on the second Monday in February of each year, making February 9, 1998 the Annual Meeting date for this year. Article IV(4) of TCC's By-Laws requires the Board of Directors to fix in advance a time, not more than sixty days preceding the date of any stockholder meeting, as the record date for determining voting eligibility at any upcoming stockholder meeting (a "Record Date").

     38. Pursuant to M.G.L. c. 156B section 33, TCC' Annual Meeting must occur within six months of the end of its fiscal year. TCC's fiscal year ended on September 27, 1997. Thus, TCC was required by statute to schedule the Annual Meeting no later than March 26, 1998.

     39. TCC  failed to hold the Annual  Meeting  within  the time  required  by
Section 33 of Chapter 156B, and also failed to hold the Annual Meeting as required by TCC's By-Laws. As of April 29, 1998, no Record Date had been set, the Annual Meeting had not been held, nor had any notice of same been transmitted by TCC's clerk to stockholders entitled to vote thereat, as required by Article I(3) of TCC's By-Laws and M.G.L. c. 156B, section 36.

     40. On April 29, 1998, and in anticipation of a meeting of TCC's Board of Directors scheduled for April 30, 1998, Plaintiffs made a written demand to TCC, pursuant to Chapter 156B of the Massachusetts General Laws and principles of equity and common law, that TCC's Board of Directors immediately act to establish a Record Date for the 1998 Annual Meeting and establish a date for the 1998 Annual meeting (the "Second Demand Letter"). A true and accurate copy of the Second Demand Letter is attached hereto as Exhibit D. The Second Demand Letter also placed TCC and the McCalmont Group on notice that the Board's failure to establish a Record Date in a timely fashion, as required by law, constituted a breach of fiduciary duty owed to all TCC stockholders, and a further act of entrenchment.

         Entrenchment Actions-The April 30th Meeting

     41. On April 30, 1998, a quorum of TCC's board of directors met (the "April 30th Meeting"). This meeting lasted only fifteen minutes, in contrast to typical TCC board meetings, which usually lasted for hours. At this meeting, the McCalmont Group without discussion and over the objection of Phalon, purported to amend the By-Laws of TCC to provide for the creation of three classes of directors and to create staggered terms for all directors by class, such that a maximum of three directors would stand for reelection at any one time. Class I Directors become eligible for reelection at the date of the first annual meeting following the April 30th Meeting. Class II Directors become eligible for reelection at the date of the second annual meeting following the April 30th Meeting. Class III Directors become eligible for reelection at the date of the third annual meeting following the April 30th Meeting. Mr. Phalon was designated as a Class I Director.

     42. At the April 30th Meeting the McCalmont Group purported to fill three director vacancies with individuals never previously identified to the Board, who are directly or indirectly personal friends and associates of Arnold McCalmont and his cronies. Upon information and belief, Defendant Briskin is a private investor who directly or indirectly has made a large investment in Net2Net Corporation, a business created by Arnold McCalmont's son, Stephen;
Defendant Lake is a commercial banker who has handled Arnold and James McCalmont's personal international banking transactions; and Defendant Peoples was a former subordinate of Defendant Guild when both were at Raytheon Company. Two of those three director vacancies were designated as Class III Directors, with terms which do not expire until the annual meeting of Stockholders to be held in the year 2000. Only after taking these illegal entrenchment actions was a Record Date of May 29, 1998 fixed, and the Annual Meeting scheduled for July 17, 1998.

     43. As a result of the amendment of TCC's By-Laws at the April 30th Meeting, TCC's stockholders were unilaterally deprived of the right to determine, by simple majority as set forth in TCC's By-Laws, whether TCC should adopt a staggered Board scheme. Any action by TCC's stockholders to return to a non-staggered Board, and thereby to provide themselves with the power to replace the existing Board in a single election, must now be decided by a 2/3 "supermajority" of voting eligible stockholders.

     44. As a result of the actions taken by the McCalmont Group at the April 30th Meeting, the individual Defendants, with the exception of Defendant Briskin, have unilaterally provided themselves with terms as directors, longer than those to which they would otherwise have been entitled prior to the April 30th Meeting by more than doubling said terms, and have unilaterally deprived TCC's stockholders of the opportunity to elect a new board at the 1998 Annual Meeting. The McCalmont Group at Arnold McCalmont's direction, has taken these actions without regard for TCC's stockholders, for the purpose of enabling McCalmont, his family, and his cronies, including Defendant Guild, to continue to line their pockets with pelf taken from the treasury of TCC.

     45. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner have delayed and resisted in providing the Plaintiffs with stockholder information, in order to prevent the Plaintiffs and TCC's stockholders from discovering the truth about the wrongful conduct uncovered by G&H and described in detail in the Slavitt Report, and to prevent the Plaintiffs from undertaking any meaningful contest to replace the individual Defendants. Given that the Group owns less than 20% of TCC's voting securities, any impediments that the Defendants can create to the Plaintiffs' ability to communicate directly with TCC stockholders will assist the individual Defendants in ensuring their own entrenchment.

     46. In the aggregate, the McCalmont Group has a small economic interest in TCC which makes their entrenchment actions of April 30, 1998 so outrageous. According to the TCC Proxy statement for the last meeting of its Stockholders held in February 1997, Arnold McCalmont beneficially owned less than 12,000 TCC Shares (less than 1% of the outstanding), excluding 22,727 beneficially owned by sons James and Marc. Defendant Lerner beneficially owned 2,736 TCC Shares, and Defendant Lessard owned no TCC Shares. Defendant Guild's ownership is unknown but in the absence of an appropriate filing under the Exchange Act is assumed to be less than 5% of the outstanding TCC Shares. Thus, the McCalmont Group, who in the aggregate own less than 6% of the outstanding equity of TCC, are illegally controlling the corporation.

         Entrenchment Actions-The June 24th Meeting

     47. On June 10, 1998, the Superior Court (Quinlan, J.) enjoined the implementation of the votes taken at the April 30th meeting adopting the provisions of Chapter 156B, section 50A (the "June Order"). On June 18, 1998, the Single Justice of the Massachusetts Appeals Court (Perretta, J.) upheld the Court's issuance of an injunction.

     48. Shortly after the Court's imposition of an injunction, Guild and TCC's attorney, Evan Slavitt, had several discussions about the appropriateness of having the "new" defendant directors vote on the issue of a staggered board.

     49. On June 22, 1998 Chairman Guild called a "secret meeting" of certain members of TCC's board. Present at the meeting were Guild, Briskin, Lake, Peoples and Slavitt. The new directors discussed with counsel the possible legal ramifications of voting again on the staggered board in the face of the June Order. Guild did not notify Phalon about the meeting, nor was Phalon aware of the meeting.

     50. Notwithstanding TCC's By-Laws which require that a Special Meeting of the Board of Directors be called by TCC's President, Treasurer, or two or more directors, Guild, apparently acting alone, issued a Notice of Special Meeting of the Directors of the Board of Directors ("Notice") for June 24, 1998.

     51. At the June 24, 1998 Special Meeting, the Defendants, on the advice of counsel, again voted to amend TCC's By-Laws to thereby create staggered terms for its Board of Directors.

     52. Phalon, who was present at the Special Meeting, objected to the meeting on three grounds: 1) the Notice was defective and not in conformity with the By-Laws, 2) there were an insufficient number of directors for a quorum, and that 3) any director voting to amend the By-Laws would be in contempt of the Court's June Order.

     53. Briskin, Lake and Peoples voted in favor of a staggered board and Phalon voted against it. Guild abstained. The resolutions proposed and passed at the Special Meeting were identical in all respects to the resolutions proposed and votes taken relative to the provisions of Chapter 156B section 50A at the April 30th Meeting.

     54. The Defendants designated McCalmont as a Class II director, despite the controversy surrounding his actions and the fact that he had agreed not to run for reelection. Not surprisingly, the insurgent, Phalon, was again designated as a Class I director, required to face reelection at the earliest possible time

     55. The designation by the Defendants of the directors into certain classes demonstrated their intent to entrench the board as they had attempted to do on April 30th. By way of further example, Briskin was deliberately placed in Class I with Phalon to stand reelection at the next shareholders meeting because the Defendants believed Briskin was their "best candidate," who would likely be reelected on the merits of his qualifications. All "old board" members, except Phalon were placed in Classes II and III, beyond the reach of the stockholders.

     56. On August 14th TCC held its 1998 Annual Meeting of the Shareholders ("Annual Meeting") to elect nominees to TCC's board of directors and ballots were collected. The ballots have not yet been tallied.


                                     COUNT I
           (Breach of Fiduciary Duty/Injunctive Relief - Entrenchment)

     57. Plaintiffs repeat and reallege paragraphs 1 through 56, above, with the same force and effect as if set forth in full herein.

     58. As Directors, the individual Defendants owed fiduciary duties to TCC's Stockholders, including the Plaintiffs, not to cause the company to take actions solely for their personal advantage or to the unique disadvantage of the Plaintiffs or other TCC' stockholders.

     59. By undertaking to entrench themselves in control of the Board of Directors of TCC, the individual Defendants have violated their fiduciary duties to the Plaintiffs by:

     (a)  using   corporate   processes   for  the  sole  purpose  of  illegally
          maintaining their control over the affairs of TCC;

     (b) entering into self-dealing transactions with the company for the sole purpose of financially benefiting themselves;

     (c) actively attempting to withhold the results of the investigation conducted by G&H from the Plaintiffs and TCC's stockholders;

     (d) twice attempting to amend TCC's By-Laws so as to deprive the Plaintiffs and TCC's stockholders of the opportunity to decide by simple majority whether TCC should have a staggered Board scheme; and

     (e) unilaterally amending TCC's By-Laws to provide illegal extensions of the terms in office of the Individual Defendants.

     60. The individual Defendants have further violated their fiduciary duties to the Plaintiffs and intend to do so in the future by, among other measures, maintaining themselves and their nominees to TCC's Board of Directors and establishing without consent of and notice to the stockholders supermajority requirements in connection with certain stockholder votes.

     61. The Plaintiffs have and will continue to suffer irreparable injury in the absence of immediate injunctive relief in the form of an Order requiring the individual Defendants to rescind and otherwise invalidate any and all amendments to TCC's By-Laws which were voted upon at the April 30th Meeting and the June 24th Meeting.

     62. Absent such an Order, the Plaintiffs and other TCC Stockholders will be unable to reverse the wrongful and illegal actions of the individual Defendants absent a supermajority vote by those stockholders entitled to vote at the Annual Meeting.

     63. The Plaintiffs have no adequate remedy at law.

                                    COUNT II
                  (Breach of Fiduciary Duty/Injunctive Relief -
         Production of Stockholder List, Pursuant to M.G.L. c. 156B section 32)

     64. Plaintiffs repeat and reallege paragraphs 1 through 63, above, with the same force and effect as if set forth in full herein.

     65. Pursuant to M.G.L. c. 156B, section 32 and the common law, the Plaintiffs as stockholders of TCC are entitled to inspect and copy all stockholder lists maintained by or reasonably available to TCC, including, without limitation, the Stockholder List, NOBO List, and the Related Materials.

     66. TCC's refusal to make these lists available to the Plaintiffs violates the Plaintiffs' statutory and common law rights.

     67. The Plaintiffs will suffer irreparable injury in the absence of immediate injunctive relief compelling the Defendants to produce a Stockholder List and NOBO List to enable the Plaintiffs to communicate directly with their fellow stockholders prior to the Annual Meeting, as well as the other materials requested in the Demand Letter.

     68. Absent these lists, the Plaintiffs are unable to communicate directly with both record holders and non-objecting beneficial owners of TCC Shares. Moreover, absent these lists, the Plaintiffs have no assurance that any proxy solicitation materials or other communications will reach such beneficial owners, whose shares are held in "street name" in a timely manner, if at all.

     69. The Plaintiffs have no adequate remedy at law.

                                    COUNT III
              (Violation of SEC Rule 14a-7, 24 C.F.R. section 240.14a-7)

     70. Plaintiffs repeat and reallege paragraphs 1 through 69, above, with the same force and effect as if set forth in full herein.

     71. Pursuant to Rule 14a-7 promulgated by the SEC under the Exchange Act, as amended ("Rule 14a-7"), a registrant, such as TCC, intending to make a proxy solicitation in connection with a stockholder meeting, upon the written request by any record or beneficial holder of securities entitled to vote at said meeting, must deliver to the requesting stockholder within five business days of its receipt of the request notification as to whether the registrant has elected to mail the stockholder's soliciting materials or provide a security holder list, and a statement of the approximate number of record holders of the registrant's securities separated by type of holder and class, and the estimated cost of mailing a proxy statement, form of proxy, or other communication to the registrant's stockholders.

     72. On April 8, 1998, Mr. Phalon made written request to TCC that it provide a list of security holders pursuant to Rule 14a-7.

     73. At the April 30th Meeting, a Record Date of May 29, 1998 was set for TCC's 1998 Annual Meeting.

     74. Notwithstanding, the Plaintiffs' written request, TCC has failed: (i) to notify the Plaintiffs as to whether it has elected to mail their soliciting materials or related communications to its stockholders or provide a list of its stockholders; (ii) to provide to the Plaintiffs a statement of the approximate number of record and beneficial holders of TCC securities; and (iii) to provide the Plaintiffs with the estimated cost of mailing a proxy statement, form of proxy, or other communication, all as required by Rule 14a-7.

     75. TCC's failure to comply with Rule 14a-7 violates the provisions of said rule.

     76. As a result of TCC's violation of Rule 14a-7, the Plaintiffs have been and are continuing to be damaged.

                                    COUNT IV
                             (Declaratory Judgment)

     77. Plaintiffs repeat and reallege paragraphs 1 through 76, above, with the same force and effect as if set forth in full herein.

     78. The actions taken by a majority of TCC's Board of Directors at the April 30th Meeting and the June 24th Meeting were illegal acts of entrenchment, motivated by the desire of the McCalmont Group to secure their control of TCC.

     79. An actual controversy has arisen between the Plaintiffs and the Defendants regarding the validity of the actions taken by a majority of TCC's Board of Directors at the April 30th and June 24th Meetings. An actual controversy has also arisen between the Plaintiffs and Defendants regarding the legal sufficiency of the Notice for the June 24th Meeting and as to whether the lack of a quorum at the meeting invalidated any actions taken by the board.

     80. Pursuant to M.G.L. c. 231A, the Plaintiffs are entitled to a declaration that all amendments to TCC's By-Laws adopted at the April 30th Meeting and the June 24th Meeting, and TCC's Amended and Restated By-Laws, are invalid, null, and void.

     81. Defendants are further entitled to a declaration that the actions taken at the June 24th meeting are invalid, null and void because the call and Notice of the meeting were not in conformity with the By-Laws, and the requisite number of directors were not present at the meeting to establish a quorum.

     WHEREFORE, Plaintiffs pray as follows:

     1. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking or preventing any stockholder action to or by reason of any amendments to TCC's By-Laws effectuated at the April 30th Meeting and June 24th Meeting;

     2. For a preliminary and permanent injunction compelling the individual Defendants to immediately convene a quorum of TCC's Board of Directors and to take any and all actions necessary to rescind and revoke all amendments to TCC's By-Laws enacted at the April 30th Meeting and June 24th Meeting, and to rescind the filling of director vacancies carried out at the April 30th Meeting;

     3. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking any action to fill director vacancies, and amend TCC's By-Laws or Articles of Organization, until the 1998 Annual Meeting has occurred;

     4. For a preliminary and permanent injunction compelling the Defendants to produce for Plaintiffs' inspection and copying the Stockholder List, the NOBO List, and the Related Materials, as defined in greater detail in Paragraph 29 of this Verified Complaint;

     5. For a Declaration that all Amendments to TCC's By-Laws adopted by the vote of the Directors at the April 30th Meeting and June 24th Meeting, are invalid, null, and void;

     6. For an order confirming that the stockholders elected the entire board of directors of the Company at the 1998 Annual Meeting of Stockholders;

     7. For an order awarding the Plaintiffs their costs; and

     8. For such other and further relief as the Court deems just and proper.

                                           Respectfully submitted,
                                           PHILIP A. PHALON, and M. MAHMUD AWAN,

                                           By their attorneys,


                                           /s/ Paul Bork
                                           Michael P. DeFanti (BBO# 545519)
                                           Paul Bork (BBO #541815)
                                           Mark Bianchi(BBO #628425)
                                           HINCKLEY, ALLEN & SNYDER
                                           28 State Street
                                           Boston, Massachusetts 02109
                                           (617) 345-9000
Dated:  August 17, 1998


                             CERTIFICATE OF SERVICE

     I, Mark Bianchi, hereby certify that I have served a copy of the foregoing document upon all counsel of record, by hand this 17th day of August, 1998.

                                            /s/ Mark Bianchi
                                            Mark Bianchi

                                                                      EXHIBIT 12

                          COMMONWEALTH OF MASSACHUSETTS
                               COUNTY OF MIDDLESEX
                               THE SUPERIOR COURT

                                                      CIVIL DOCKET# MICV98-02553

Re:  Phalon (IMPOUNDED) et al v Technical Communications Corp. et al

To:  Paul Bork
     Hinckley, Allen & Snyder
     28 State Street
     Boston, MA 02109

                                 CLERK'S NOTICE

     This is to notify you that in the above referenced case the Court's action on 08/12/98 is as follows:

Motion of plffs to compel production of documents

Motion (P349) The motion is Allowed as to the plaintiff Phalon only on the condition that neither Phalon nor his attorney disclose the contents of the Slavitt Report to any third party including Awan without prior court approval. (Regina L. Quinlan, J) copies mailed 8/12/98

Dated at Cambridge, Massachusetts this 12th day of August, 1998.


Edward J. Sullivan,
Clerk of the Courts

By:
     Michael H. Powers, Asst. Clerk

     Location: Rm 11B (Cambridge)
     Telephone: 617-494-4010 EXT 4294